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                              May 28, 2020

       Abhijit Bhattacharya
       Chief Financial Officer
       KONINKLIJKE PHILIPS NV
       Philips Center
       Amstelplein 2
       Amsterdam 1096 BC
       Netherlands

                                                        Re: KONINKLIJKE PHILIPS
NV
                                                            Form 20-F for the
Year Ended December 31, 2019
                                                            Filed February 25,
2020
                                                            File No.
001-05146-01

       Dear Mr. Bhattacharya:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2019

       7 Financial Performance
       7.1 Performance Review, page 2

   1. We note no discussion of cost of sales. Given the significance of such costs to your results of operations for each
period presented as well as the size of your operations, please revise and expand future
filings to separately quantify and discuss factors responsible for changes in the levels
of the company's cost of sales on a consolidated basis and by segment. As part of
your revised disclosure, please quantify and discuss the impact of each significant
component of costs comprising cost of sales that caused them to materially vary (or not
vary when expected to) instead of using terms such as "primarily"
                                                        or "partially offset".
This disclosure should be presented in a manner to allow investors to discern the relative
contribution of material components contributing to the total change in
 Abhijit Bhattacharya
KONINKLIJKE PHILIPS NV
May 28, 2020
Page 2
      cost of revenues and operating costs and the resulting gross margin. Please note that even when total amounts of costs of sales do not materially vary from period to period, the impacts of material variances in components that offset each other should be separately disclosed, quantified, and discussed (not netted). As part of your response, please provide us with examples of your intended disclosures based on current financial results.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or Melissa
Raminpour, Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.



                                                            Sincerely,
FirstName LastNameAbhijit Bhattacharya
                                                            Division of
Corporation Finance
Comapany NameKONINKLIJKE PHILIPS NV
                                                            Office of
Manufacturing
May 28, 2020 Page 2
cc:       Delwin Witthoft
FirstName LastName